

June 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Dimensional ETF Trust
        Issuer CIK: 0001816125
        Issuer File Number: 333-239440/811-23580
        Form Type: 8-A12B
        Filing Date: June 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Dimensional US Large Cap
Core Equity Market ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications